NEWS RELEASE

Symbols: JJJ.X - CSE

HHHEF - OTCQB

37 CAPITAL ANNOUNCES ANNUAL & INTERIM FILINGS UPDATE

Vancouver, British Columbia - April 27, 2020 – 37 Capital Inc. (the "Company" or "37 Capital") (CSE:JJJ.X; OTCQB:HHHEF) is providing an update on the status of the filing of its annual financial statements and interim financial statements and accompanying management’s discussion and analysis, and related CEO and CFO certifications for the financial year ended December 31, 2019 and the interim financial statements for the three months ended March 31, 2020.

On March 18, 2020, the Canadian Securities Administrators (“CSA”) issued a notice stating that securities regulators will be providing coordinated relief consisting of a 45-day extension for certain periodic filings required to be made on or prior to June 1, 2020 as a result of the COVID-19 pandemic.

As such the British Columbia Securities Commission (“BCSC”) has enacted BC Instrument 51-515, Temporary Exemption from Certain Corporate Finance Requirements (“BCI 51-515”).

The Company will be relying on this extension period due to delays experienced as result of the COVID-19 pandemic. 37 Capital will be relying on the temporary exemption pursuant to BCI 51-515 in respect to the following provisions:

●	the requirement to file audited financial statements for the year ended December 31, 2019 (the "Financial Statements") within 120 days of the Company's financial year end as required by section 4.2(b) of NI 51-102;
●	the requirement to file management discussion and analysis (the "MD&A") for the period covered by the Financial Statements within 120 days of the Company's financial year end as required by section 5.1(2) of NI 51-102;
●	the requirement to file certifications of the Financial Statements (the "Certificates" and together with the Financial Statements, the "Annual Filings") pursuant to section 4.1 of National Instrument 52-109.Section 4.2(b) [filing deadline for annual financial statements] National Instrument 51-102;
●	the requirement to file interim financial statements for the three months ended March 31, 2020 (the "Interim Financial Statements") within 60 days of the Company's interim period as required by section 4.4 (b) of NI 51-102;
●	the requirement to file management discussion and analysis (the "MD&A") for the period covered by the Interim Financial Statements within 60 days of the Company's interim period as required by section 5.1(2) of NI 51-102;
●	the requirement to file certifications of the Interim Financial Statements (the "Certificates" and together with the Interim Financial Statements, the "Interim Filings") pursuant to section 5.1 of National Instrument 52-109, Section 5.2(b) [filing deadline for interim financial statements] National Instrument 51-102.

The Company is continuing to work diligently and expeditiously with its auditors to file the Annual Filings and the Interim Filings on or before June 14, 2020. In the interim, management and other insiders of the Company are subject to a trading black-out policy as described, in principle, in section 9 of National Policy 11-207, Failure to-File Cease Trade Orders and Revocations in Multiple Jurisdictions.

The Company is relying on similar relief granted by order of the Securities and Exchange Commission (the “SEC”) on March 25, 2020 (which extended and superseded a prior order issued on March 4, 2020) pursuant to Section 36 of the United States Securities Exchange Act of 1934, as amended (Release No. 34-88318) (the “Order”). The Order requires the Company to file the Annual Financial Statements and the Interim Financial Statement Report with the SEC no later than June 14, 2020, being 45 days after the original due date of the Annual Financial Statements. The Company’s operations and business have experienced disruption due to the unprecedented conditions surrounding the COVID-19 pandemic, and thus the Company’s business operations have been disrupted and it is unable to timely review and prepare the Annual Financial Statements and the Interim Financial Statements. At this time, the Company anticipates being able to complete its Annual Financial Statements under Form 20-F and its Interim Financial Statements by June 14, 2020.

The Company confirms that since the filing of its interim financial statements for the period ended September 30, 2019, there have been no material business developments other than those disclosed through news releases.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

“Jake H. Kalpakian”

Jake H. Kalpakian, President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

Certain statements contained herein are “forward-looking”. Forward-looking statements may include, among others, statements regarding future plans, costs, objectives, economic or technical performance, or the assumptions underlying any of the foregoing. In this News Release, words such as “may”, “would”, “could”, “will”, “likely”, “enable”, “feel”, “seek”, “project”, “predict”, “potential”, “should”, “might”, “objective”, “believe”, “expect”, “propose”, “anticipate”, “intend”, “plan”, “estimate”, and similar words are used to identify forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, projections and estimations, there can be no assurance that these assumptions, projections or estimations are accurate. Readers, shareholders and investors are therefore cautioned not to place reliance on any forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur.